Filed by Trident Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Trident Acquisitions Corp.

Commission File No. 001-38508

Interview Link:

https://www.linkedin.com/posts/davidmeltzer2_office-hours-245-activity-68443898513249198 08-OEEr

Starts: Timestamp 12:11

Ends: 26:02

TRANSCRIPT

David Meltzer: Anyway on a more positive note, Tony D. is in the house. Tony DiMatteo, he is co-founder and CEO of Lottery.com.

Tony DiMatteo: Hey everyone [Laughter] Blaine Bartlett: Here’s the man

David Meltzer: It’s time to get lucky Blaine, we got our friend here.

Blaine Bartlett: Yeah I’m rubbing my hands together here.

David Meltzer: You know what, I love this story, not everyone knows like I do the story of Lottery.com, so I was hoping for Office Hours you could take us through the story of Lottery.com because obviously the regulations the rules and the perspective of the lottery have evolved and accelerated like fantasy and gambling as well, and I’d love for you to share that story with us to start.

Tony DiMatteo: Sure thanks everybody, I really appreciate the time David and Blaine. So I’ll just say the sort of quick story of Lottery.com, is well, I’ll say I’m a serial entrepreneur. I really barely graduated high school, and you know, no college. I just felt like I was just - I knew myself and I was not going to be a good student. And I really had no way to pay for it anyways [Laughs], and so I got into tech very early in about, you know ’98. And I was lucky enough to be in San Francisco, and I saw the sort of dotcom boom and bust, you know that happened in technology during that time, and I learned a lot of lessons from that.

I did start as just sort of an employee, you know again I was an I.T. guy by trade, so I just learned how to fix other people’s stuff and I got good at that. And I learned that it’s not even enough to just sort of be good at fixing stuff as you have to be good with people, and understand people, and fix their problems and make them feel good about that. And then if you sort of fast forward a bunch of years, ya know, I met my co-founder Matt Clemenson, about 8 years ago and at the time I was running a tech company he was running a different company and, you know, we got together and we decided we’re just going to be best friends. And we are going to build things together on the side. You know meaning we’re going to self incubate whatever ideas that we have, and we had a thesis around that, which is we should build things that should exist or that are inevitable to exist, things that have to happen, right, and so we developed a couple projects around that idea, one of those was Lottery.

And so we looked at sort of the lottery industry which is sort of a legacy industry and it’s one of those that just hasn’t gone online, right. It’s one of the biggest total addressable markets in the world. It’s about 400 Billion in lottery sales globally and I think that’s going to be at about 650 billion in a couple years. And so we thought, look, can we find a way to let people play the lottery from their phone. The games that they already like to play, like a PowerBall or, ya know, MegaMillions whatever their state game is, and we found that mechanism and then I will say, you know, we raised a little bit of money in the seed round and I think naively as we jumped in to that industry and once we started talking to people in the industry is they started telling us that what you’re doing is impossible. It’s not going to happen, please just give up. You know the states won’t allow this, you have huge competitors, that will try to target you and take you out. You’re good entrepreneurs, go do something else.

But you know we still saw the opportunity we thought like, we can actually make this happen. Somebody has got to do it, right, it will happen eventually, and so we just wanted to be the ones to do that and so we’ve just steadily now six and a half years marched along that path to figure out a way to do it. Be collaborative with the states and get everybody on board and sort of just bring this very basic service to online.

David Meltzer: Why, you know people in search of their why said why don’t you search for why not me?

Tony DiMatteo: That’s Right

David Meltzer: And I really get fired up when people say well this is a great idea but it’s not going to be you, oh yeah, why not me? And that’s the story of Lottery.com, which I love - Go ahead Blaine

Blaine Bartlett: Yeah I just, I’m curious [Crosstalk] yeah go ahead Tony. Go ahead absolutely yeah

Tony DiMatteo: I completely agree [Crosstalk]

Tony DiMatteo: I was just going to echo that as you know I’ve always, when I look at, you know, when I came from humble beginnings, but whenever I saw someone being successful I thought, you know, I can never do that I always looked at them and said well why can’t I do that? you know what’s so special about them, what’s in them that’s not in me and I could probably go do that. And so we did it.

Blaine Bartlett: Yeah, you know it’s interesting there’s a little thing that I’ve been playing with - your problem is my purpose - so as an entrepreneur you saw a hole and wanted to fill it. I’m curious here cause ya know you’ve got 50 jurisdictions + D.C. What was probably the single biggest hurdle that you had to get over in order to make this viable. I mean truly viable?

Tony DiMatteo: Sure, you know, when we started is again, is we were an unknown quantity. As just a very very tiny startup, just a couple of guys like trying to make this happen. So you can imagine, well I think the first thing we realized is that we have to be collaborative with the states. We cannot be disruptive. So you know back in 2015, Uber was just sort of going into jurisdictions they would you know get market share and then they would fight those battles as they came up.

You know we can’t do that, because the states own these games, it’s their games they take it very seriously and there is no way to disrupt that industry. So we thought, and we’ve always said we’re not here to disrupt the industry, we’re here to help advance the industry and just bring it along. So really it took us about a year to get one state to say yes to us. And so what to do is that we had to start reaching out to our network and just figure out who can we talk to in some state, right, where we can, you know, explain our value proposition to them.

And the value prop to the state is we are here to sell your product for you, for free. Which is a good thing. The hesitancy that they all had was, well you’re a for-profit company selling my product for me and what if you’re a bad actor, what if you run off with a jackpot ticket, what if you don’t pay out, what if you’re just a complete scam, right. So that was their sort of defense for sure. And so it took us awhile, we got one state to say yes to us. Which is actually New Hampshire, that was the first one, and then once that happened our thought was, and if you imagine New Hampshire it’s a very very small market with not tremendous smartphone penetration at the time and so it was a small market but it was a good test bed. And the thought was as time goes on, and we build our relationships and we just show the industry that we are a good actor. That we do everything that we say we’re going to do, over this now six and a half years, that more and more states will catch on and understand that and then you know we’ll build that reputation and we can build on that and go to as many states as we can.

David Meltzer: And how many states [Cross talk] oh go ahead

Blaine Bartlett: You know [Cross Talk], No I was going to say that’s probably one of the best descriptions I’ve seen in practice of the way that I define leadership which is co-creating coordinated movement so rather than being a thorn in somebody’s side you actually meet them where they are and co-create a new reality [Cross Talk] Brilliant

Tony DiMatteo: Oh absolutely, one of our core values is WinTogehter, it’s actually our number one core value. What we mean by that is it’s not a 0 sum game and whenever we do any deal whether we’re talking to the states or partners or ya know even internally. Is that we’re here to find a way to make sure that in any deal that we do or whatever we’re doing in the world is that everybody benefits. And if we can sort of explain that over time, people start to get it and, exactly what you said is we can co-create a better future together where we’re all very prosperous.

David Meltzer: What I find interesting about the WinTogether approach is that the Lottery was actually formed to give schools education money. Most people don’t know that it wasn’t exactly as it was sold. That the lottery money was just supplementing money that was already budgeted so it wasn’t as if they had 100 Million Dollar budget and the lottery made 100 million that there’d not be 200 Million given to the school its just that 100 Million supplemented the 100 Million that the government, then they used the 100 Million to pay for other stuff, which has some benefit but not the benefit that a lot of people wanted from the lottery. Those who know the history of it, now WinTogether is so interesting because Blaine and I, as you know, wrote a book about compassionate capitalism which allows everyone to win and to create abundance and windfalls and understand how the energy of money works. Now your WinTogether program also creates philanthropy and gives back to the community as well as the state itself. What are you doing with WinTogether and philanthropy that’s a little different than traditional lottery?

Tony DiMatteo: That’s a great question. You know, so WinTogether.org is our charitable sweepstakes platform and I’ll say it’s still in its infancy and it will grow over time for sure. But the idea sort of from a birds eye view is that it’s a charitable sweepstake platform. Meaning we, And I’ll say Lottery and sweepstakes law are very different. So we can run these charitable sweepstakes in basically all 50 states but it looks and feels like a Lottery. Meaning you donate say 10 dollars, 20 dollars whatever it is. You are supporting your specific cause that you already like and our goal there is just to give the incentive for the donor to pull the trigger on that. We do that by incentivising them with some kind of prize. Whether that’s a cyber truck or a cash prize or a celebrity driven experience or vacation luxury prizes, things like that, whatever that is so we just want to get you over the hump there to actually take action and then build that community which you can become more engaged with over time.

And so we work with charities like the Arbor Day foundation OVI, ya know, I think it the one we’re working with currently and, you know, it’s simply just a more, as you mentioned the lottery is a bit broad and its governed by the states and so where that revenue goes is beholden by the state, whereas with a charitable sweepstakes we can be very targeted and we can say here’s the need that is apparent now and we can focus on that. And I think that what’s always been important to us in that charitable sweepstakes is that the Lion’s Share of every donation goes towards the actual good cause. So you know we have a minimum of 60% that actually goes to the cause and we try to beat that whenever we possibly can and anything else just gets recycled into more marketing and more transactions which ultimately leads to a higher raise, if that makes sense. And so I’m like I’m very happy and proud of WinTogether, it’s still small but I think in the next couple of years it’s going to be a major driver of not just us as a company but in driver of good things in the world.

David Meltzer: No Doubt

Blaine Bartlett: Yeah I love that, that’s.. And I like how you’re actually marrying both that social impact with the main core of your business. That’s beautiful, yeah nice job.

Tony DiMatteo: Thanks yeah, and you know I’ll just say on the sort of selfish side it’s a great way for us to reach people who may be not our traditional lottery players. But, you know and then we can cross all that, and it’s funny in our ADF campaign we found that the highest converting traffic to the charitable sweepstakes was existing lottery customers. So sort of cross selling both those products has been great for both sides.

David Meltzer: And how many states are you in now?

Tony DiMatteo: We’re in 12 states now, and I think we will be, we’re I think formally we’re projecting between six and eight states by the end of this year. We might beat that, but really our goal by the end of 2023 is to be in all 45 states that have lotteries. There’s few states that just don’t and probably will not have lotteries, but we want to be in all of them that we possibly can.

David Meltzer: And I’m sure you will, and god, just last question because I know Jeff’s in the greenroom as well. What’s the critical business issues or perspective of the states that will never or you feel as if will never have the lottery? What’s their biggest objection

Tony DiMatteo: Oh you know well I’ll say [Laughs] that’s a tough question, so you know [Cross Talk]

David Meltzer: [Cross Talk] I ask good questions, easy questions and tough questions - this is a tough question

Tony DiMatteo: So if you look at a state like Nevada it is in the states constitution that they will not have a lottery. And you could sort of imagine how that law got in there [Cross Talk] that’s just how it happens

David Meltzer: [Cross Talk] Competition is one of the critical issues yeah

Tony DiMatteo: And then just sort of cultural and religious objections, like you know Utah probably not going to have it, Hawaii, maybe not, Alaska probably not, but, you know, overtime I think that will happen, but also there’s such a blue ocean ahead of us. We account for a fraction of a percent of all of the lottery tickets that are sold online right now, if we didn’t open up another state in the next three to five years, and all we did was just grow within the states we’re in right now we would hit all of our projections and we would be a very successful and happy company.

David Meltzer: Yeah there’s no doubt that since you know there’s certain things that I would invest in and one would definitely be a lottery or sweepstakes. They’ve been around a long time and do very well and if done correctly, if done honestly like Lottery.com and WinTogehter.org everyone can win together. We certainly appreciate you making the effort and especially giving everybody the great lesson of Why Not Me? Cause when I think of you I think of Why Not Me and it wasn’t a big leap to say hey we should have Lottery.com, I’ve been in the internet since ’92. But, you know, when everyone is telling you you can’t do it, there needs to be someone like Tony D. to say Why Not Me. So thanks so much. Tony DiMatteo co-founder and CEO of Lottery.com and WinTogether.org, come join us again. Thanks for everything that you do to give back.

Tony DiMatteo: Absolutely Thanks guys, take care.

IMPORTANT NOTICES

Important Information and Where to Find it

This communication relates to a proposed business combination between Trident Acquisitions Corp. (“Trident”) and Lottery.com. In connection with the proposed business combination, Trident filed a registration statement on Form S-4 on July 7, 2021 (as amended, the “Registration Statement”), which includes a preliminary proxy statement, with the SEC for the solicitation of proxies from Trident’s shareholders. Additionally, Trident and Lottery.com Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. A definitive proxy statement will be mailed to Trident shareholders as of a record date to be established for voting on the proposed business combination. Investors and security holders of Trident are urged to read the Registration Statement and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination.

Participants in the Solicitation

Trident and its directors and officers may be deemed participants in the solicitation of proxies of Trident’s shareholders in connection with the proposed business combination. Lottery.com and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Trident’s executive officers and directors in the solicitation by reading Trident’s Annual Report on Form 10-K, as amended,  for the fiscal year ended December 31, 2020, and the Registration Statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Trident’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the definitive proxy statement relating to the business combination when it becomes available.

Important Notice Regarding Forward Looking Statements

This communication contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this communication regarding the proposed business combination between Trident and Lottery.com, Trident and Lottery.com’s ability to consummate the transactions, the benefits of the transactions and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Trident and Lottery.com disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. Trident and Lottery.com caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Trident or Lottery.com. In addition, Trident cautions you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Trident or Lottery.com following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Trident, or other conditions to closing in the merger agreement; (iv) the risk that the proposed business combination disrupts Lottery.com’s current plans and operations as a result of the announcement of the transactions; (v) Lottery.com’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Lottery.com to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) risks related to the rollout of Lottery.com’s business and the timing of expected business milestones; (viii) Lottery.com’s dependence on obtaining and maintaining lottery retail licenses or consummating partnership agreements in various markets; (ix) Lottery.com’s ability to maintain effective internal controls over financial reporting, including the remediation of identified material weaknesses in internal control over financial reporting relating to segregation of duties with respect to, and access controls to, its financial record keeping system, and Lottery.com’s accounting staffing levels; (x) the effects of competition on Lottery.com’s future business; (xi) risks related to Lottery.com’s dependence on its intellectual property and the risk that Lottery.com’s technology could have undetected defects or errors; (xii) changes in applicable laws or regulations; (xiii) the COVID-19 pandemic and its effect directly on Lottery.com and the economy generally; (xiv) risks related to disruption of management time from ongoing business operations due to the proposed business combination; (xv) risks relating to privacy and data protection laws, privacy or data breaches, or the loss of data; and (xvi) the possibility that Lottery.com may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication materialize or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Trident has filed and will file from time to time with the SEC, including its Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2020, and the Registration Statement discussed above. Trident’s SEC filings are available publicly on the SEC’s website at www.sec.gov.